Exhibit 99.1

Origin Agritech Limited to Open New Production Facility in Southwest China

    BEIJING--(BUSINESS WIRE)--Oct. 24, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin") announced today that it has completed a new hybrid seed production facility in the city of Chengdu. Chengdu is the capital of the Sichuan Province in the southwest region of China. The new facility includes a hybrid rice and corn seed conditioning plant with a capacity of 10,000 kilograms per hour, making it one of the largest seed conditioning plants in southwestern China. The facility also possesses a seed testing laboratory and 4,000 square meters of administrative offices. The new facility increases the Company's production capacity, significantly improves its supply and distribution network in the region, and reinforces Origin's ability to control the quality of its hybrid seeds at all levels.

    The Sichuan Province and the neighboring Hunan Province and Hubei Province are known for growing rice. Therefore, from a strategic perspective, the southern location of this new facility will facilitate Origin's ability to deliver premium hybrid rice seed to Southeast Asia in the near future.

    Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, commented, "We believe this state-of-the-art facility should support increasing demand for our premium seed products in Southwestern China. Our measured expansion into the region should continue to be a major growth driver for us near term and into the future. This addition further strengthens Origin's vertically-integrated infrastructure throughout mainland China."

    About Origin

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608